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                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                            SIX MONTHS ENDED JUNE 30,      THREE MONTHS ENDED JUNE
                                                                                     30,
                                            -------------------------     -------------------------
                                               1995           1994           1995           1994
                                            ----------     ----------     ----------     ----------
Income before income taxes................  $1,665,089     $1,419,103     $  879,295     $  740,693
Less -- Equity income of less than 50%
  owned persons...........................      41,042         20,730         22,741         12,322
Add -- Dividends from less than 50% owned
  persons.................................       2,940          2,743          1,791          1,772
                                            ----------     ----------     ----------     ----------
                                             1,626,987      1,401,116        858,345        730,143

Add --
  Fixed charges...........................     780,720        704,956        411,357        346,265
Less --
  Capitalized interest....................      27,490         22,272         13,578         10,927
                                            ----------     ----------     ----------     ----------
Income before income taxes and fixed
  charges.................................  $2,380,217     $2,083,800     $1,256,124     $1,065,481
                                             =========      =========      =========      =========
Fixed charges:
  Interest costs..........................  $  740,880     $  671,540     $  391,437     $  329,557
  Rent expense *..........................      39,840         33,416         19,920         16,708
                                            ----------     ----------     ----------     ----------
     Total fixed charges..................  $  780,720     $  704,956     $  411,357     $  346,265
                                             =========      =========      =========      =========
Ratio of earnings to fixed charges........        3.05           2.96           3.05           3.08

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 4.74 and 5.59 for the second quarter and 4.66 and 5.61 for the first six months of 1995 and 1994, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.

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